AMEX:ROY	NR 06-23
TSX:IRC	December 21, 2006

INTERNATIONAL ROYALTY TO ACQUIRE ROYALTY

ON BARRICK’S PASCUA GOLD DEPOSIT IN CHILE

DENVER, COLORADO – December 21, 2006 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) is pleased to report that it has entered into binding agreements to acquire a sliding-scale NSR royalty on the world-class Pascua gold project located in Chile.  IRC has agreed to pay US$37.4 million in cash at closing for this royalty interest.

According to the operator, Barrick Gold Corporation (“Barrick”), average gold production during the first 10 years of the Pascua project is estimated to range from 750,000 to 775,000 ounces per year at a cash cost of between US$130 and US$140 per ounce gold (based on the June 2004 cost and commodity price environment).  The mine, located in both Chile and Argentina, has a projected 20-year life based on the current mine plan with production targeted to begin in 2010.   The Proven and Probable Reserves as of December 31, 2005 were reported by Barrick to be 397 million tons grading 0.046 ounces per ton for 18.35 million contained ounces.  There are additional Measured and Indicated Resources of 61 million tons grading 0.037 ounces per ton containing 2.30 million ounces and Inferred Resources of 20 million tons grading 0.049 ounces per ton.  If this mine achieves its rated production capacity, it is expected to rank as Barrick’s third largest gold operation in its portfolio of 27 operations and 7 advanced exploration and development projects.

Independent consultants to Barrick have reported that 80% of the orebody resides in Chile.  The royalty applies to the first 14 million ounces of gold produced from the Chilean side of the Pascua-Lama deposit.  IRC will make two one-time payments of US$4.0 million each if gold prices exceed US$550 and US$600 per ounce for any six-month period within 36 months after the mine begins pouring gold.  IRC also has an option to acquire up to 50% of royalty sellers’ proportional interests in the project’s upside potential (beyond the 14 million ounces of gold production) on the surrounding 50,000 hectares for an additional $4.0 million.

The sliding-scale royalty applies to the gold production from the Chilean side of the mine and provides important leverage to rising gold prices, as shown below:

  Effective

     Annual

Gold Price

Royalty Rate

Royalty

     Royalty

   US$/Oz

    % NSR

US$/Oz

 US$ million1

     $400

    0.675%

  $  2.70

  $  1.6-$  1.7

     $500

    1.170%

  $  5.85

  $  3.5-$  3.6

     $600

    1.530%

  $  9.18

  $  5.5-$  5.7

     $700

    1.890%

  $13.23

  $  7.9-$  8.2

     $800

    2.250%

  $18.00

  $10.8-$11.2

1

Based on 600,000 and 620,000 ounces of annual gold production being derived from the Chilean side which is 80% of 750,000 and 775,000 ounces of gold production per year, respectively.

Douglas B. Silver, IRC Chairman and CEO stated “We are very excited about adding this royalty to our portfolio because of the multiple benefits it is expected to provide our investors.  The acquisition is expected to provide significant growth in cash flow and expand our exposure to gold prices.  Its sliding-scale nature also provides important leverage to rising gold prices. By having the world’s largest gold producer as its operator, long life and low cash costs, this is truly a marquee asset.”

There will be two closings: the first will occur in the middle of January and the second closing will occur in late February.  The second closing is subject to financing.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's acquisition of the NSR on the Pascua gold project and expected results including but not limited to estimated production, grades and royalty interests.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements.  Material factors that could cause actual revenues and results to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of gold, (ii) interpretation of royalty contract terms, (iii) accuracy of the operators’ projections and IRC’s interest, (iv) governmental laws, regulations, economic conditions or shifts in political attitudes or stability, and (vi) delay, extensions of construction time, funding allocations or other factors that may impact the actual production schedule of the Pascua mine.   This release uses the terms “Measured and Indicated Resources”, which are recognized in Canada, but not generally permitted to be used in SEC filings.

These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it can not independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.

This press release has been reviewed by Nicke Michael, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com